Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2010

•	Revenue exceeded our original guidance and was up by 5.6% to $351.7 million in 1Q10 from $333.1 million in 4Q09 and up by 140.1% compared to 1Q09.

•	Gross margins improved to 14.6% in 1Q10 compared to 7.6% in 4Q09 primarily due to an increase in wafer shipments and higher ASP.

•	Net cash flow from operations has increased to $153.1 million in 1Q10 from $89.3 million in 4Q09.

•	Loss attributable to holders of ordinary shares narrowed to US$181.9 million in 1Q10, compared to loss of US$617.7 million in 4Q09.

•	Fully diluted EPS was ($0.41) per ADS.

Set out below is a copy of the full text of the press release by the Company on May 11, 2010, in relation to its results for the three months ended March 31, 2010.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – May 11, 2010. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2010.

First Quarter 2010 Highlights:

•	Revenue exceeded our original guidance and was up by 5.6% to $351.7 million in 1Q10 from $333.1 million in 4Q09 and up by 140.1% compared to 1Q09.

•	Gross margins improved to 14.6% in 1Q10 compared to 7.6% in 4Q09 primarily due to an increase in wafer shipments and higher ASP.

•	Net cash flow from operations has increased to $153.1 million in 1Q10 from $89.3 million in 4Q09.

•	Loss attributable to holders of ordinary shares narrowed to US$181.9 million in 1Q10, compared to loss of US$617.7 million in 4Q09.

•	Fully diluted EPS was ($0.41) per ADS.

Second Quarter 2010 Guidance:

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to range from 3% to 5% increase.

•	Operating expenses excluding foreign exchange differences are expected to range from $80 million to $84 million.

•	Capital expenditures expected to range from $150 million to $200 million.

Commenting on the quarterly results, Dr. David NK Wang, President and Chief Executive Officer of SMIC remarked, “In the first quarter of 2010, our ASP improved due to better product mix, our utilization improved to 92.1%, and our gross margin improved to 14.6%. Regionally, the North America and China continue to account for most our revenues and quarter-over-quarter growth. North America contributed more than half of revenues and 10.2% of growth, and China contributed almost one-fourth of revenues and 17.6% of growth. We saw revenue for our 90-nanometer and below technologies improve by 14.3% and we anticipate steadily improving gross margins.”

“The foundry market looks positive. We continue to see uptrend in the second quarter and remain cautiously optimistic about the third and fourth quarters. We will continue our organizational and business enhancements and look forward to updating the investment community regularly.  We appreciate your support. Our top priority of sustainable profitability remains unchanged and we will strive to enhance SMIC’s fundamentals for further profitable expansion.”

Conference Call / Webcast Announcement

Date: Wednesday, May 12, 2010
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

US	1-617-614-3672	(Pass code: SMIC)
HK	852-3002-1672	(Pass code: SMIC)

A live webcast of the 2010 first quarter announcement will be available at http://www.smics.com under the “Investor Relations” section, or at
URL: http://phx.corporate-ir.net/playerlink.zhtml?c=176474&s=wm&e=3029260.
An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation, and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning, the Company continues to see uptrend in the second quarter and remain cautiously optimistic about the second half of 2010; the Company’s goal of sustainable profitability and statements under “Second Quarter 2010 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “confident” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets, future fluctuations of the share price of SMIC and possible future litigation and claims.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 22, 2009, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Material Litigation

The Company settled all pending litigation with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with a Settlement Agreement (the “2009 Settlement Agreement”) which replaced the 2005 Settlement Agreement. The 2009 Settlement Agreement resolved all pending lawsuits between the parties and the parties have since dismissed all pending litigation between them. The terms of the 2009 Settlement Agreement include the following:

1)	Entry of judgment and mutual release of all claims that were or could have been brought in the pending lawsuits;

2)	Termination of SMIC’s obligation to make remaining payments under the 2005 Settlement Agreement between the parties (approximately US$40 million);

3)	Payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years);

4)	Commitment to grant to TSMC of 1,789,493,218 shares of SMIC (representing approximately 8% of SMIC’s issued share capital as of October 31, 2009) and a warrant exercisable within three years of issuance to subscribe for 695,914,030 shares of SMIC, at a purchase price of HK$1.30 per share Both the shares and the warrant would allow TSMC to obtain total ownership of approximately 10% of SMIC’s issued share capital after giving effect to the share issuances and are subject to receipt of required government and regulatory approvals; and

5)	Certain remedies in the event of breach of this settlement.

Contingent Liability

In 2008, the Company entered into equipment purchase and cooperative manufacturing arrangements (the “Arrangements”) with an unrelated semiconductor manufacturer (the “Counterparty”). Such cooperative manufacturing arrangements ended in 2008 as scheduled. In 2009, the Company received notifications from the Counterparty that the Company was responsible for additional equipment relocation expenses and a portion of the losses incurred during the term of the cooperative manufacturing arrangement. The Company has contested the claims and demanded further information supporting the Counterparty’s claims. The Counterparty also filed a demand for dispute arbitration in late 2009 for a portion of the claims. The Company plans to continue its investigations and negotiations with the Counterparty. The total amount of the claims is approximately US$45 million. The Company recorded its best estimate of the probable amount of its liability on the claims in the consolidated financial statements as of and during the year ended December 31, 2009.

The Company continues to assess contingent liability and maintains its estimate of the probable amount of its liability on the claims in the consolidated financial statements as of the date of this report.

Summary of First Quarter 2010 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	1Q10	4Q09	QoQ	1Q09	YoY
Revenue	351,724	333,090	5.6%	146,519	140.1%
Cost of sales	300,270	307,669	-2.4%	275,900	8.8%
Gross profit (loss)	51,454	25,421	102.4%	(129,381)	—
Operating expenses	79,496	622,244	-87.2%	46,681	70.3%
Loss from operations	(28,042)	(596,823)	-95.3%	(176,062)	-84.1%
Other expenses, net	(155,567)	(29,178)	433.2%	(4,480)	3372.5%
Income tax benefit	2,374	8,735	-72.8%	3,305	-28.2%
Net loss after income taxes	(181,235)	(617,266)	-70.6%	(177,238)	2.3%
Loss from equity investment	(455)	(114)	299.1%	(874)	-47.9%
Net loss	(181,690)	(617,380)	-70.6%	(178,111)	2.0%
Accretion of interest to noncontrolling interest	(259)	(274)	-5.5%	(259)	0.0%
Loss attributable to Semiconductor Manufacturing International Corporation	(181,949)	(617,655)	-70.5%	(178,370)	2.0%
Gross margin	14.6%	7.6%		-88.3%
Operating margin	-8.0%	-179.2%		-120.2%
Net loss per ordinary share (basic)(1)	(0.01)	(0.03)		(0.01)
Net loss per ADS (basic)	(0.41)	(1.38)		(0.40)
Net loss per ordinary share (diluted)(1)	(0.01)	(0.03)		(0.01)
Net loss per ADS (diluted)	(0.41)	(1.38)		(0.40)
Wafers shipped (in 8” wafers)(2)	455,010	436,816	4.2%	168,743	169.6%
Capacity utilization	92.1%	91.5%		34.9%

Note:

(1)	Based on weighted average ordinary shares of 22,397 million (basic) and 22,397 million (diluted) in 1Q10, 22,370 million (basic) and 22,370 million (diluted) in 4Q09 and 22,344 million (basic) and 22,344 million (diluted) in 1Q09

(2)	Including copper interconnects

•	Revenue increased to $351.7 million in 1Q10, up 5.6% QoQ from $333.1 million in 4Q09 due to a 4.2% increase in wafer shipments.

•	Cost of sales decreased to $300.3 million in 1Q10, down 2.4% QoQ from $307.7 million in 4Q09.

•	Gross profit of $51.5 million in 1Q10, compared to a gross profit of $25.4 million in 4Q09 and gross loss of $129.4 million in 1Q09.

•	Gross margins improved to 14.6% in 1Q10 from 7.6% in 4Q09 primarily due to an increase in wafer shipments and higher ASP.

•	Total operating expenses decreased to $79.5 million in 1Q10 from $622.2 million in 4Q09, a decrease of 87.2% QoQ primarily due to a decrease in G&A related expenses, larger impairment loss of long-lived assets, and litigation settlement expenses associated with 4Q09.

•	R&D expenses decreased to $43.6 million in 1Q10, down 0.5% QoQ from $43.8 million in 4Q09.

•	G&A expenses decreased to $17.6 million in 1Q10 from $151.5 million in 4Q09 due to decreased legal expenses and bad debt expenses.

•	Selling & marketing expenses decreased to $6.0 million in 1Q10, down 22.1% QoQ from $7.8 million in 4Q09.

Analysis of Revenues

Sales Analysis
By Application	1Q10	4Q09	1Q09
Computer	4.3%	6.2%	4.2%
Communications	51.5%	49.0%	50.9%
Consumer	37.0%	38.3%	32.9%
Others	7.2%	6.5%	12.0%
By Service Type	1Q10	4Q09	1Q09

Logic(1)	90.3%	90.2%	85.3%
Memory	2.7%	3.4%	2.8%
Mask Making, testing, others	7.0%	6.4%	11.9%
By Customer Type	1Q10	4Q09	1Q09

Fabless semiconductor companies	66.4%	64.4%	70.9%
Integrated device manufacturers (IDM)	17.0%	17.4%	11.4%
System companies and others	16.6%	18.2%	17.7%
By Geography	1Q10	4Q09	1Q09

North America	58.9%	56.4%	60.4%
China(2)	24.4%	21.9%	21.4%
Eurasia(3)	16.7%	21.7%	18.2%
Wafer Revenue Analysis

By Technology (logic, memory & copper interconnect only)	1Q10	4Q09	1Q09

0.09μm and below	20.3%	18.7%	8.2%
0.13μm	35.5%	39.5%	30.8%
0.15μm	1.5%	2.7%	0.8%
0.18μm	24.2%	22.9%	31.5%
0.25μm	0.3%	0.3%	0.4%
0.35μm	18.2%	15.9%	28.3%

Note:
(1) Including 0.13μm copper interconnects
(2) Including Hong Kong
(3) Excluding China

•	Shipment comprising 0.09μm and below made up 20.3% of overall wafer revenue in 1Q10 as compared to 18.7% in 4Q09.

Capacity*

Fab / (Wafer Size)	1Q10	4Q09
Shanghai Mega Fab (8”)	84,000	85,000
Beijing Mega Fab (12”)	46,800	42,750
Tianjin Fab (8”)	34,300	34,300
Total monthly wafer fabrication capacity	165,100	162,050

Note:

• Wafers per month at the end of the period in 8” equivalent wafers

Shipment and Utilization

8” equivalent wafers	1Q10	4Q09	1Q09
Wafer shipments including copper interconnects	455,010	436,816	168,743
Utilization rate(1)	92.1%	91.5%	34.9%

Note:
(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased 4.2% QoQ to 455,010 units of 8-inch equivalent wafers in 1Q10 from 436,816 units of 8-inch equivalent wafers in 4Q09, and up 169.6% YoY from 168,743 8-inch equivalent wafers in 1Q09.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	1Q10	4Q09	QoQ	1Q09	YoY
Cost of sales	300,270	307,669	-2.4%	275,900	8.8%
Depreciation	143,919	142,196	1.2%	158,000	-8.9%
Other manufacturing costs	155,119	162,501	-4.5%	111,166	39.5%
Deferred cost amortization	—	1,962	—	5,886	—
Share-based compensation	1,232	1,010	22.0%	848	45.3%
Gross profit (loss)	51,454	25,421	102.4%	(129,381)	—
Gross margin	14.6%	7.6%		-88.3%

•	Cost of sales decreased to $300.3 million in 1Q10, down 2.4% QoQ from $307.7 million in 4Q09.

•	Gross profit of $51.5 million in 1Q10, compared to a gross profit of $25.4 million in 4Q09 and gross loss of $129.4 million in 1Q09.

•	Gross margins improved to 14.6% in 1Q10 from 7.6% in 4Q09 primarily due to an increase in wafer shipments and higher ASP.

Operating Expense Analysis

Amounts in US$ thousands	1Q10	4Q09	QoQ	1Q09	YoY
Total operating expenses	79,496	622,244	-87.2%	46,681	70.3%
Research and development	43,592	43,806	-0.5%	18,494	135.7%
General and administrative	17,601	151,520	-88.4%	14,928	17.9%
Selling and marketing	6,045	7,760	-22.1%	4,208	43.7%
Amortization of intangible assets	6,886	7,641	-9.9%	9,031	-23.7%
Loss from disposal of properties	233	3,585	-93.5%	20	1065.0%
Impairment loss of long-lived assets	5,138	138,295	-96.3%	—	—
Litigation settlement	—	269,637	—	—	—

•	Total operating expenses decreased to $79.5 million in 1Q10 from $622.2 million in 4Q09, a decrease of 87.2% QoQ primarily due to a decrease in G&A related expenses, larger impairment loss of long-lived assets, and litigation settlement expenses associated with 4Q09.

•	R&D expenses decreased to $43.6 million in 1Q10, down 0.5% QoQ from $43.8 million in 4Q09.

•	G&A expenses decreased to $17.6 million in 1Q10 from $151.5 million in 4Q09 due to a decrease in legal fees and bad debt expenses.

•	Selling & marketing expenses decreased to $6.0 million in 1Q10, down 22.1% QoQ from $7.8 million in 4Q09.

Other Income (Expenses)

Amounts in US$ thousands	1Q10	4Q09	QoQ	1Q09	YoY
Other income (expenses)	(155,567)	(29,178)	433.1%	(4,480)	3372.5%
Interest income	878	886	-0.9%	436	101.2%
Interest expense	(7,784)	(2,874)	170.8%	(5,498)	41.6%
Change in the fair value of commitment to issue shares and warrants	(146,561)	(30,100)	386.9%	-	—
Foreign currency exchange gain (loss)	(3,241)	1,876	-	(357)	807.8%
Other, net	1,141	1,033	10.5%	939	21.5%

•	Combined with the foreign exchange difference arising from operating activities, the Company recorded an overall foreign exchange loss of $1.7 million in 1Q10 as compared to a foreign exchange gain of $3.1 million in 4Q09.

•	Other non-operating expenses in 1Q10 included a change in the fair value of the commitment to grant shares and warrants in connection with the litigation settlement in an amount of $146.6 million.

Depreciation and Amortization

•	Total depreciation and amortization in 1Q10 was $174.7 million compared to $183.8 million in 4Q09.

Liquidity

Amounts in US$ thousands	1Q10	4Q09
Cash and cash equivalents	523,208	443,463
Restricted cash	29,286	20,360
Accounts receivable	204,983	204,290
Inventories	194,604	193,705
Others	53,687	45,240
Total current assets	1,005,769	907,058
Accounts payable	237,075	228,883
Short-term borrowings	333,795	286,864
Current portion of long-term debt	204,442	205,784
Others	442,538	309,992
Total current liabilities	1,217,850	1,031,523
Cash Ratio	0.4x	0.4x
Quick Ratio	0.6x	0.6x
Current Ratio	0.8x	0.8x

Capital Structure

Amounts in US$ thousands	1Q10	4Q09
Cash and cash equivalents	523,208	443,463
Restricted cash	29,286	20,360
Current portion of promissory note	59,163	78,608
Promissory note	83,913	83,325
Short-term borrowings	333,795	286,864
Current portion of long-term debt	204,442	205,784
Long-term debt	515,876	550,653
Total debt	1,054,113	1,043,301
Shareholders’ equity	1,618,038	1,796,240
Total debt to equity ratio	65.1%	58.1%

Cash Flow

Amounts in US$ thousands	1Q10	4Q09
Net cash from operating activities	153,094	89,297
Net cash from investing activities	(64,323)	(37,804)
Net cash from financing activities	(8,762)	(60,937)
Net change in cash	79,745	(9,822)

Capex Summary

Capital expenditures for 1Q10 were $64 million.
Recent Highlights and Announcements

•	2009 Annual Report (2010-04-29)

•	Circular — (1) Notice of AGM (2) Re-Election of Directors (3) Proposed General Mandates to Issue and Repurchase Shares (4) Proposed Special Mandate for Increasing The Limit On The Grant Of Equity Awards under The 2004 Equity Incentive Plan (5) Proposed Amendments To The 2004 Equity Incentive Plan (2010-04-29)

•	Notification Letter and Change Request Form (2010-04-29)

•	Notice of Annual General Meeting (2010-04-29)

•	Notification of Board Meeting (2010-04-28)

•	Announcement of 2009 Annual Results (2010-04-26)

•	SMIC Issues Updates on First Quarter 2010 Financial Results and 2009 Annual Results (2010-04-19)

•	Notification of Approval of the publication of 2009 Annual Results by the Board (2010-04-13)

•	Price Sensitive Information — SMIC 45LL Technology Has Successfully Completed Process Qualification and SRAM Product Qualification (2010-03-30)

•	Grant of Option (2010-02-24)

•	GalaxyCore Announces New Milestone: Shipment Of 100K 8” Wafers Using SMIC’s CMOS Image Sensor Process (2010-02-12)

•	Clarification Announcement (2010-02-09)

•	SMIC Reports Results For The Three Months Ended December 31, 2009 (2010-02-09)

•	Appointment of Chief Business Officer, Chief Operating Officer and Chief Financial Officer (2010-02-09)

•	SMIC And SHHIC In Commercial Production Of 0.162um Embedded EEPROM (2010-02-02)

•	Notification of Board Meeting (2010-01-25)

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/newsRelease.ftl for further details regarding the recent announcements.

	As of
	March 31, 2010	December 31, 2009
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	523,207,927	443,462,514
Restricted cash	29,286,422	20,360,185
Accounts receivable, net of allowances of $96,111,136 and $96,144,543 at March 31, 2010 and December 31, 2009, respectively	204,982,678	204,290,545
Inventories	194,604,324	193,705,195
Prepaid expense and other current assets	32,269,099	28,881,867
Assets held for sale	13,244,958	8,184,462
Current portion of deferred tax assets	8,173,216	8,173,216
Total current assets	1,005,768,624	907,057,984

Prepaid land use rights	77,550,315	78,111,788
Plant and equipment, net	2,129,575,807	2,251,614,217
Acquired intangible assets, net	177,109,741	182,694,105
Equity investment	9,392,886	9,848,148
Other long-term prepayments	214,588	391,741
Deferred tax assets	98,651,547	94,358,635
TOTAL ASSETS	3,498,263,508	3,524,076,618

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	237,075,087	228,882,804
Accrued expenses and other current liabilities	116,494,349	111,086,991
Short-term borrowings	333,794,887	286,864,063
Current portion of promissory notes	59,163,022	78,608,288
Current portion of long-term debt	204,442,433	205,784,080
Commitment to issue shares and warrants relating to litigation settlement	266,798,990	120,237,773
Income tax payable	81,310	58,573
Total current liabilities	1,217,850,078	1,031,522,572

Long-term liabilities:
Non-current portion of promissory notes	83,912,660	83,324,641
Long-term debt	515,875,782	550,653,099
Long-term payables relating to license agreements	4,837,526	4,779,562
Other long-term liabilities	21,647,675	21,679,690
Deferred tax liabilities	1,001,293	1,035,164
Total long-term liabilities	627,274,936	661,472,156

Total liabilities	1,845,125,014	1,692,994,728

Noncontrolling interest	35,100,411	34,841,507
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 22,420,895,812 and 22,375,886,604 shares issued and outstanding at March 31, 2010 and December 31, 2009, respectively	8,968,359	8,950,355
Additional paid-in capital	3,503,714,048	3,499,723,153
Accumulated other comprehensive loss	(648,316)	(386,163)
Accumulated deficit	(1,893,996,008)	(1,712,046,962)
Total stockholders’ equity	1,618,038,083	1,796,240,383

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND STOCKHOLDERS’ EQUITY	3,498,263,508	3,524,076,618

	For the three months ended
	March 31, 2010	December 31, 2009
	(Unaudited)	(Unaudited)
Sales	351,724,012	333,089,885
Cost of sales	300,270,177	307,668,812
Gross profit	51,453,835	25,421,073

Operating expenses:
Research and development	43,592,355	43,805,597
General and administrative	17,601,140	151,519,965
Selling and marketing	6,045,489	7,759,965
Amortization of acquired intangible assets	6,885,746	7,640,689
Impairment loss of long-lived assets	5,137,925	138,294,783
Loss from sale of equipment and other fixed assets	233,053	3,585,371
Litigation settlement	—	269,637,431
Total operating expenses, net	79,495,708	622,243,801

Loss from operations	(28,041,873)	(596,822,728)
Other income (expense):
Interest income	877,711	886,374
Interest expense	(7,783,555)	(2,873,955)
Change in the fair value of commitment to issue shares and warrants	(146,561,217)	(30,100,793)
Foreign currency exchange gain (loss)	(3,241,001)	1,876,327
Other, net	1,140,502	1,033,481
Total other expense, net	(155,567,560)	(29,178,566)

Loss before income tax	(183,609,433)	(626,001,294)
Income tax benefit	2,374,552	8,735,242
Loss from equity investment	(455,261)	(114,272)
Net loss	(181,690,142)	(617,380,324)

Accretion of interest to noncontrolling interest	(258,904)	(274,320)
Loss attributable to Semiconductor Manufacturing International Corporation	(181,949,046)	(617,654,644)

Net loss per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	(0.01)	(0.03)
Net loss per ADS attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	(0.41)	(1.38)
Shares used in calculating basic and diluted loss per share	22,396,835,456	22,370,036,361

	For the three months ended
	March 31, 2010	December 31, 2009
	(Unaudited)	(Unaudited)
Operating activities
Net loss	(181,690,142)	(617,380,324)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred tax	(4,326,783)	(8,786,497)
Loss from sale of equipment and other fixed assets	233,053	3,585,371
Depreciation and amortization	164,246,614	173,502,837
Amortization of acquired intangible assets	6,885,746	7,640,689
Share-based compensation	3,583,507	2,620,497
Non-cash interest expense on promissory note and long-term payable relating to license agreements	1,129,497	1,068,177
Loss from equity investment	455,261	114,272
Impairment loss of long-lived assets	5,137,925	138,294,783
Litigation settlement (noncash portion)	—	239,637,431
Change in the fair value of commitment to issue shares and warrants	146,561,217	30,100,793
Allowance for doubtful accounts	(33,407)	110,755,616
Changes in operating assets and liabilities:
Accounts receivable, net	(658,725)	(22,556,104)
Inventories	(899,129)	(6,865,736)
Prepaid expense and other current assets	(3,210,079)	29,771,367
Accounts payable	8,714,410	4,697,376
Accrued expenses and other current liabilities	6,973,898	(8,654,694)
Income tax payable	22,737	(3,928,422)
Other long term liabilities	(32,015)	15,679,690
Net cash provided by operating activities	153,093,585	89,297,122

Investing activities:
Purchase of plant and equipment and land use right	(72,950,296)	(49,052,074)
Proceeds from government subsidy to purchase plant and equipment		13,450,232
Proceeds from sale of equipment	5,045,012	1,427,816
Proceeds received from sale of assets held for sale	1,286,854	737,986
Purchases of acquired intangible assets	(12,663,539)	(10,189,252)
Purchase of short-term investments	(2,668,692)	(6,802,116)
Sale of short-term investments	2,668,692	12,912,347
Changes in restricted cash	(8,926,238)	(289,409)
Net cash used in investing activities	(64,323,272)	(37,804,470)

Financing activities:
Proceeds from short-term borrowing	171,264,418	175,741,829
Repayment of short-term borrowings		(170,120,268)
Proceeds from long-term debt		49,195,984
Repayment of long-term debt	(46,118,964)	(115,850,696)
Repayment of promissory notes	(20,000,000)	—
Proceeds from exercise of employee stock options	425,392	96,012
Net cash used in financing activities	(8,762,747)	(60,937,139)

Effect of exchange rate changes	(262,153)	(377,869)

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	79,745,413	(9,822,356)
CASH AND CASH EQUIVALENTS, beginning of period	443,462,514	453,284,870
CASH AND CASH EQUIVALENTS, end of period	523,207,927	443,462,514

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC
May 11, 2010